June 26, 2007

Mr. Karl Hiller

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Union Drilling, Inc.

Form 10-K for the fiscal year ended December 31, 2006

Filed March 16, 2007

Form 10-Q for the quarter ended March 31, 2007

Filed May 9, 2007

File No. 0-51630

Dear Mr. Hiller:

The following discussion responds to the comments made by the staff (the “Staff”) of the SEC in its letter dated June 13, 2007 (the “Comment Letter”).  The following responses are numbered to correspond to the numbering system employed in the Comment Letter.  To facilitate reference, the Staff’s comments have been inserted first in italics under the topic headings.  Please be advised that the use of the terms “the Company”, “we”, “us” and “our” refers to Union Drilling, Inc.  In responding to the Staff’s comments, we acknowledge that:

•

we are responsible for the adequacy and accuracy of the disclosure in our filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•

we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2006

Business, page 1

Available Information, page 11

1.

Please revise the SEC’s address to reflect 100 F Street, N.E., Washington D.C., 20549.

Company Response:

We will reflect the revised address in future filings, including in our Form 10-K for the year ending December 31, 2007.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 24

Contractual Obligations, page 33

2.

We note that you excluded your revolving credit agreement, which had an outstanding balance of $27.8 million as of December 31, 2006, from the long-term debt balance in your contractual obligations table.  Item 303(a)(5) of Regulation S-K requires disclosure for any contractual arrangement to which an entity has a known contractual obligation.  Please revise your disclosure to include this obligation, or tell us why you believe this balance should not be included in your contractual obligations.

Company Response:

We will include the outstanding balance of our revolving credit agreement in the contractual obligations table in future filings based on the contractual maturity of the credit agreement.  Due to the uncertainty in the timing of repayments on our revolving credit agreement, we excluded the balance from our contractual obligations table, as noted in Footnote (1) to the table.  The $27.8 million balance outstanding as of December 31, 2006 on the revolving credit agreement was disclosed in the Long-term Debt table immediately preceding the Contractual Obligations table.  Further, we disclosed the terms and maturity of the revolving credit agreement in a preceding section titled Sources of Capital Resources located on pages 30 and 31.

Financial Statements and Supplementary Date, page 35

Note 2 – Description of Business and Summary of Significant Accounting Policies, page 43

Income Taxes, page 47

3.

We note that, due to underreporting of certain expenses that were not fully deductible for income tax purposes, and to recognize a deferred tax liability attributable to non-deductible intangibles acquired, all transactions related to 2005, you corrected your income tax provision, deferred tax assets and liabilities, and goodwill balances during 2006.  You also state that management concluded that the effect of the corrections was not material to prior periods.  However, the effects of the income tax correction resulted in a $462,000, additional charge to your income tax provision attributable to the year ended December 31, 2005, which represented 11% of the previously recorded income tax expense.  Similarly, the adjustments you made to deferred tax assets, deferred tax liabilities and goodwill each appear to be significant to their respective original balances.

Accordingly, we are unclear how you concluded the errors were not material, considering the apparent impact each adjustment had on the previous balance of its affected corresponding line item.  Please provide additional disclosure to address the specific requirements addressed in SAB Topic 1:N.

Company Response:

The income tax correction was primarily related to per diem amounts paid to drilling rig employees for meals and incidental expenses. These costs, which are not fully deductible for tax purposes, were treated as such prior to 2006. This correction resulted in a $462,000 charge to our income tax provision, as disclosed in our Form 10-K for the year ended December 31, 2006. Other income tax corrections totaling a $78,000 benefit, which were immaterial for disclosure, partially offset this amount and are reflected in the table below.

Regarding the meals and entertainment costs, our acquired entity, Thornton Drilling Company (see Financial Statements and Supplementary Data, Note 3, Acquisitions, page 48), also incorrectly treated these costs; therefore, a portion of the correction impacted goodwill.  It should be noted that, prior to April 1, 2005, the Company had established a full valuation reserve for its net operating loss carryforwards.  This valuation reserve was reversed in connection with recording the purchase price allocation of the April 1, 2005 acquisition of the stock of Thornton Drilling Company.

The table below indicates the financial statement impact at December 31, 2005 of all unrecorded income tax errors that were recorded in 2006:

Line item	2005 Effect recorded in 2006 Debit (Credit)
Goodwill	$2,476,000
Deferred Tax Assets	$(1,774,000)
Deferred Tax Liabilities	$(1,086,000)
Tax Expense/Equity	$384,000

The effects of the misstatements were quantified in relation to both the balance sheet and the current year and prior year income statements, using both the rollover method and the iron curtain method, as described in SAB Topic 1: N. The effects of the misstatements were evaluated for materiality as described in SAB Topic 1: M.  The Company acknowledged that the amounts should be corrected when they were discovered, and evaluated whether the Company should restate the 2005 financial statements or recognize the cumulative error in the 2006 financial statements, including the portion that related to 2005.  The following quantitative measures were considered:

2005 Financial Statement Impact:

6.9 % Effect on net income for the year ended December 31, 2005

0.3 % Effect on December 31, 2005 equity

0.4 % Effect on December 31, 2005 total assets

2006 Financial Statement Impact:

1.2 % Effect of 2005 adjustments on net income for the year ended December 31, 2006

We also considered qualitative factors, as discussed in SAB Topic 1: M.  For instance, we noted that the error did not mask a change in earnings or other trends, did not impact the Company’s reporting of income versus a loss, did not impact the Company’s calculation of management’s compensation, and did not affect the Company’s compliance with debt covenants or other contractual requirements.  The error also did not impact segment reporting as the Company operates a single segment.  We also considered the quantitative and qualitative impact on the quarterly results.

Based on these quantitative and qualitative considerations, we concluded that the error would not change or influence the judgment of a reasonable person relying upon the 2005 or 2006 financial statements.  During our analysis, we also considered other immaterial audit differences, which our auditors made us aware of, for both December 31, 2006 and 2005 and determined they did not aggregate to the point which would require restatement or significantly affect the measurements discussed above.

We concluded that, while the errors were not material to the financial statements taken as a whole, we would provide clear and transparent disclosure of the effect of the error to ensure that users of the financial statements were adequately informed of the correction.

Exhibit 31

4.

Please revise each of your officers’ certifications required by Exchange Act Rule 13a-14(a) so as not to include the title of the certifying individual at the beginning of the certification.

Company Response:

We will delete the title of the certifying individual at the beginning of the certifications in our Form 10-Q for the quarter ending June 30, 2007 and in future filings.

If you have any questions or require any further information, please do not hesitate to contact me at 817-546-4312.

Sincerely,

/s/ AJ VERDECCHIA

A.J. Verdecchia

Vice-President and Chief Financial Officer